INCYTE CORPORATION

Experimental Station

Route 141 & Henry Clay Road

Building E336

Wilmington, Delaware 19880

April 14, 2009

BY FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Scot Foley

RE:	Incyte Corporation
Registration Statement on Form S-3
File No. 333-157751
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Incyte Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 3:00 p.m., Eastern Time, on April 16, 2009, or as soon thereafter as may be practicable.

The Company acknowledges that:

• Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

INCYTE CORPORATION

By:	/s/ Patricia A. Schreck
Patricia A. Schreck
Executive Vice President and
General Counsel